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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No. ____ )*


                                 Medscape, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    584642102
                       -----------------------------------
                                 (CUSIP Number)

                         David C. Moffenbeier, President
                                MedicaLogic, Inc.
                           20500 NW Evergreen Parkway
                             Hillsboro, Oregon 97124
                                 (503) 531-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 21, 2000
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                          1 of 7

                                  SCHEDULE 13D
CUSIP No. 584642102                                            Page 2 of 7 Pages




  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       MedicaLogic, Inc.
       93-0890696
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO

--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Oregon
--------------------------------------------------------------------------------

      NUMBER OF         7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY      ---------------------------------------------------------
       OWNED BY         8   SHARED VOTING POWER
         EACH
      REPORTING              18,044,430**
        PERSON         ---------------------------------------------------------
         WITH           9   SOLE DISPOSITIVE POWER

                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                               18,044,430**
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       18,044,430**
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       40.3%**
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       CO

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
        **Reporting Person disclaims beneficial ownership of all shares.

                                                                          2 of 7

Item 1.           Security and Issuer

         This Statement relates to shares of Common Stock, $0.01 par value ("Common Stock"), of Medscape, Inc., a corporation organized under the laws of Delaware ("Medscape"). Medscape's principal executive offices are located at 134 West 29th Street, New York, New York 10001-5399.

Item 2.           Identity and Background

         This Statement is filed by MedicaLogic, Inc., a corporation organized under the laws of Oregon ("MedicaLogic"), whose business address is 20500 NW Evergreen Parkway, Hillsboro, Oregon 97124. MedicaLogic's principal business is providing enterprise and Internet-based electronic medical record products and services for use by physicians. During the past five years, MedicaLogic has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Set forth below are the names, principal occupations and business addresses of the executive officers and directors of MedicaLogic. Each executive officer and director is a citizen of the United States of America. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officers of MedicaLogic:

Name                        Position with MedicaLogic
----                        -------------------------

Mark K. Leavitt             Chairman of the Board and Chief Executive Officer
David C. Moffenbeier        President and Secretary
Frank J. Spina              Senior Vice President and Chief Financial Officer
Harvey J. Anderson          Chief Operating Officer, General Manager of Internet
                            Operations
Thomas M. Watson            Senior Vice President, Worldwide Sales and
                            Professional Services

The business address of each executive officer is 20500 NW Evergreen Parkway, Hillsboro, Oregon 97124.

Directors of MedicaLogic:

Name                        Principal Occupation, Address of Employer and
                            Business Address of Director
                            ---------------------------------------------

Mark K. Leavitt*            Chairman of the Board, Chief Executive Officer
                            MedicaLogic, Inc.
David C. Moffenbeier*       President, Director and Secretary
                            MedicaLogic, Inc.

                                                                          3 of 7

Bruce M. Fried              Partner, Chair of Health Law
                            Group, Shaw Pittman
                            2300 North Street, NW
                            Washington, DC 20037
Ronald H. Kase              General Partner, New Enterprise
                            Associates
                            2490 Sand Hill Road
                            Menlo Park, CA 94025
Neal Moszkowski             Partner, Soros Private Equity
                            Partners LLC
                            888 7th Avenue, Suite 3300
                            New York, NY 10106
Mark A. Stevens             General Partner, Sequoia Capital
                            3000 Sand Hill Road
                            Building 4, Suite 280
                            Menlo Park, CA 94025
Ronald R. Taylor            General Partner, Enterprise Partners
                            7979 Ivanhoe Ave., Suite 550
                            La Jolla, CA 92037

*Business address is 20500 NW Evergreen Parkway, Hillsboro, Oregon 97124.

Item 3.           Source and Amount of Funds or Other Consideration

         See Item 4 below.

Item 4.           Purpose of Transaction

         On February 21, 2000, Medscape, MedicaLogic and Moneypenny Merger Corp., a Delaware corporation and wholly-owned subsidiary of MedicaLogic ("Merger Corp."), entered into an Agreement of Reorganization and Merger (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 7.7 and incorporated by reference herein. Pursuant to the terms of the Merger Agreement, Merger Corp. would merge with and into Medscape (the "Merger"), subject to certain conditions being satisfied or waived. Pursuant to the Merger Agreement, each outstanding share of Medscape Common Stock, $0.01 par value, would be converted into 0.323 shares of MedicaLogic common stock. Conditions to the completion of the Merger include the receipt of regulatory approvals and approval by the shareholders of MedicaLogic and Medscape. Also pursuant to the Merger Agreement, after the effective time of the Merger, the directors of Medscape will be the persons listed on Exhibit A-3 to the Merger Agreement, and the shares of Medscape will no longer be listed on the Nasdaq National Market or registered under the Securities Exchange Act of 1934.

         Also on February 21, 2000, MedicaLogic entered into Shareholder Voting Agreements (the "Shareholders Agreements") with certain shareholders of Medscape ("Shareholders"), pursuant to which, in consideration of the covenants and agreements of MedicaLogic contained therein and in the Merger Agreement, and as an inducement to MedicaLogic to enter into the Merger Agreement, Shareholders agreed to vote at any meeting of Medscape stockholders all of Shareholders' shares of Medscape's voting securities in favor of the Merger and the approval and adoption of the Merger Agreement. The Shareholders Agreements also impose restrictions upon the transfer of the shares, options and warrants subject to the Shareholders Agreements. The Shareholders Agreements will

                                                                          4 of 7
terminate upon the earlier of (a) the completion of the Merger or (b) the termination of the Merger Agreement. Forms of the Shareholders Agreements are included as Exhibits 7.1 through 7.6 to this Schedule 13D and are specifically incorporated herein by reference.

         The foregoing summaries of the Merger Agreement and the Shareholders Agreements are qualified in their entirety by reference to the full agreements which are filed as exhibits.

         Other than the transactions contemplated by the Merger Agreement and Shareholders Agreements, MedicaLogic has no plans or proposals required to be disclosed in this Item 4.

Item 5.           Interest in Securities of the Issuer

         (a) - (c) By reason of the Shareholders Agreements, MedicaLogic may be deemed to be the beneficial owner of 18,044,430 shares (the "Shares") of Medscape Common Stock. MedicaLogic disclaims beneficial ownership of the Shares. The Shares represent approximately 40.3% of the outstanding shares of Medscape Common Stock. Except as described in this Schedule 13D, neither MedicaLogic nor, to the best knowledge of MedicaLogic, any of the persons listed in Item 2 above beneficially owns any shares of Medscape Common Stock. Except as described in this Schedule 13D, neither MedicaLogic nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in Medscape Common Stock during the past 60 days. By virtue of the limited nature of the Shareholders Agreements, MedicaLogic expressly disclaims beneficial ownership of the Shares.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See Item 4 with respect to the Merger Agreement and the Shareholders Agreements.

Item 7.           Material to be Filed as Exhibits

         The following agreements are filed as exhibits:

         7.1 Shareholder Voting Agreement dated as of February 21, 2000 between MedicaLogic, Inc. and CBS Corporation.

         7.2 Shareholder Voting Agreement dated as of February 21, 2000 between MedicaLogic, Inc. and APA Excelsior Fund.

         7.3 Shareholder Voting Agreement dated as of February 21, 2000 between MedicaLogic, Inc. and Patricof & Co. Ventures, Inc.

         7.4 Shareholder Voting Agreement dated as of February 21, 2000 between MedicaLogic, Inc. and APA Excelsior IV, L.P.

                                                                          5 of 7

         7.5 Shareholder Voting Agreement dated as of February 21, 2000 between MedicaLogic, Inc. and Coutts & Co. Cayman Ltd. c/o APA Excelsior IV/Offshore, L.P.

         7.6 Shareholder Voting Agreement dated as of February 21, 2000 between MedicaLogic, Inc. and Patricof Private Investment Club, L.P.

         7.7 Agreement and Plan of Reorganization and Merger, dated as of February 21, 2000 among MedicaLogic, Inc., Medscape, Inc. and Moneypenny Merger Corp.*



-------------------
* Certain exhibits to, and schedules delivered in connection with, the Medscape Merger Agreement have been omitted. MedicaLogic agrees to furnish to the Commission a copy of any such exhibit or schedule upon request.

                                                                          6 of 7

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2000                         MEDICALOGIC, INC.




                                        By: FRANK J. SPINA
                                            ------------------------------------
                                            Frank J. Spina
                                            Senior Vice President and
                                            Chief Financial Officer

                                                                          7 of 7

                                  EXHIBIT INDEX


Exhibit No.               Description
-----------               -----------

   7.1 Shareholder Voting Agreement dated as of February 21, 2000 between MedicaLogic, Inc. and CBS Corporation.

   7.2 Shareholder Voting Agreement dated as of February 21, 2000 between MedicaLogic, Inc. and APA Excelsior Fund.

   7.3 Shareholder Voting Agreement dated as of February 21, 2000 between MedicaLogic, Inc. and Patricof & Co. Ventures, Inc.

   7.4 Shareholder Voting Agreement dated as of February 21, 2000 between MedicaLogic, Inc. and APA Excelsior IV, L.P.

   7.5 Shareholder Voting Agreement dated as of February 21, 2000 between MedicaLogic, Inc. and Coutts & Co. Cayman Ltd. c/o APA Excelsior IV/Offshore, L.P.

   7.6 Shareholder Voting Agreement dated as of February 21, 2000 between MedicaLogic, Inc. Patricof Private Investment Club, L.P.

   7.7 Agreement and Plan of Reorganization and Merger, dated as of February 21, 2000 among MedicaLogic, Inc., Medscape, Inc. and Moneypenny Merger Corp.*



-------------------
* Certain exhibits to, and schedules delivered in connection with, the Medscape Merger Agreement have been omitted. MedicaLogic agrees to furnish to the Commission a copy of any such exhibit or schedule upon request.